UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09120

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2016	3

NOTES TO FINANCIAL STATEMENTS As of December 31, 2016 and 2015 and for the Year Ended December 31, 2016	4-11

SUPPLEMENTAL SCHEDULE Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis) as of December 31, 2016	12

SIGNATURE	13

EXHIBIT INDEX	14

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Long Island Electric Utility ServCo LLC
Incentive Thrift Plan I:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Long Island Electric Utility ServCo LLC Incentive Thrift Plan I (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016, on the basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets (held at end of year) (modified cash basis) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
Kingston, Pennsylvania
June 29, 2017

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	As of December 31,
	2016	2015
	(Thousands)
ASSETS
Investment at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$101,128	$79,712
Total Investments	101,128	79,712
Receivable:
Participant Loans	2,658	2,279
Total Receivable	2,658	2,279
Total Assets	103,786	81,991
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$103,786	$81,991

See Notes to Financial Statements.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2016

(Thousands)
ADDITIONS
Net Investment Income
Plan Interest in Income of Master Employee Benefit Plan Trust (Note 3)	$7,290
Interest on Participant Loans	77
Total Net Investment Income	7,367
Deposits and Contributions
Employees	10,408
Employer	4,902
Rollovers	2,360
Total Deposits and Contributions	17,670
Total Additions	25,037
DEDUCTIONS
Benefit Payments to Participants	3,464
Administrative Expenses	50
Total Deductions	3,514
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	21,523
Transfers from Other Plans - Net	272
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	21,795
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	81,991
End of Year	$103,786

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

General

The following description of the Long Island Electric Utility ServCo LLC Incentive Thrift Plan I (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description (“SPD”) for more information.

The Plan was established effective January 1, 2014. The Plan is a defined contribution retirement plan covering substantially all non-bargaining unit employees of Long Island Electric Utility ServCo LLC (“ServCo”). This includes, but is not limited to, individuals who were employed by National Grid Companies USA (“NatGrid”) or an affiliate thereof, who were participants in the National Grid USA Companies’ Incentive Thrift Plan I on December 31, 2013, and who became employees of ServCo on January 1, 2014 (“Transition Employees”). ServCo is an indirect subsidiary of Public Service Enterprise Group Incorporated (“PSEG”).

The ServCo Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and controls and manages its operation and administration. The ServCo Pension Investment Committee (“PIC”) is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection and monitoring of the funds offered under the Plan. The Vanguard Group Inc. (“Trustee”) is responsible for the custody of the Plan’s assets. Vanguard Participant Services is the record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Substantially all of the Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a master trust established by ServCo and administered by the Trustee.

Contributions and Investment Options

Each Participant enters into a contribution agreement in order to make pre-tax contributions or Roth 401(k) contributions (together “Elective Contributions”) and/or after-tax contributions, subject to certain Internal Revenue Code (“IRC”) limitations. Generally, a Participant may elect to make after-tax contributions from 1% to 15% of their annual eligible compensation. The combined limit for Elective Contributions and after-tax contributions cannot exceed 50% of the Participant’s annual eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans and certain Individual Retirement Accounts (“IRAs”).

ServCo will make matching contributions (“Matching Contributions”) which shall be equal to 50% of the Elective Contributions and/or after-tax contributions made by each Participant, which do not exceed the first 8% of the Participant’s annual eligible compensation. Matching Contributions begin after that Participant has completed three months of service, as defined in the Plan, with ServCo.

ServCo also provides additional contributions (“Core Contributions”) to Participants who are not eligible for benefits under the Long Island Electric Utility ServCo LLC Retirement Income Plan. Core Contributions are based on the Participant’s age and years of service. Years of service include service with NatGrid for Transition Employees. For participants who were hired on January 1, 2014 and had a termination date from the Long Island Power Authority (“LIPA”) on December 31, 2013, years of service include service with LIPA. For participants who move to ServCo from another PSEG entity, years of service includes service with that entity after January 1, 2014.

NOTES TO FINANCIAL STATEMENTS

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in the Common Stock of PSEG (“PSEG Share Fund”), which has been designated as an Employee Stock Ownership Plan ("ESOP") under section 4975(e) of the Code, and mutual funds consisting of various target-date funds and other registered investment company mutual funds.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) Matching contributions, (c) Core contributions, if applicable, (d) earnings and/or losses, and (e) specific Participant transactions. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant is entitled upon disability, retirement or termination of service, as applicable, or a beneficiary upon the death of a Participant is the benefit that can be provided from the Participant’s vested account.

Dividends on PSEG Common Stock held in the accounts of Participants who have elected to participate in the PSEG Share Fund will be reinvested in the PSEG Share Fund.

Participant Loans

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2016, range from 3.25% to 9.25% which are commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

Participants may have no more than two loans outstanding at any one time.

These loans are measured at their unpaid principal balances plus any accrued but unpaid interest.

Payment of Benefits

Upon termination of employment, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a lump-sum payment, or through various periodic installment methods (not less frequently than annually). If a Participant’s account balance is less than $1,000 at the time of termination, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account. If a Participant is no longer working for ServCo and has a balance in the Plan, he or she must begin to receive distributions from his or her account no later than April 1 following the calendar year in which he or she reaches age 70½.

A Participant who is currently an employee and who has not attained age 59½ may withdraw all or part of his or her after-tax contributions and/or vested Matching Contributions that have been in the Plan for more than two years. Elective Contributions may not be withdrawn during employment prior to age 59½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Hardship withdrawals are subject to taxes and penalties. Participants who require a hardship withdrawal are prohibited from contributing to the Plan for six months following such distribution.

NOTES TO FINANCIAL STATEMENTS

Vesting

All Participant contributions are always 100% vested in the Plan. Matching and Core Contributions to a Participant's account are vested upon a Participant's completion of three years of service, or when a Participant reaches the age of 65, is disabled or dies. Years of service include service with National Grid for Transition Employees. For participants who were hired on January 1, 2014 and had a termination date from LIPA on December 31, 2013, years of service include service with LIPA. For participants who move to ServCo from another PSEG entity, years of service includes service with that entity.

Make Whole Benefits

Participants who are Transition Employees and were not fully vested in their Matching and/or Core Contributions under the NatGrid plan as of their date of hire with ServCo will be entitled to a make whole benefit when their NatGrid service plus their ServCo service equals three years. The make whole benefit is equal to their forfeited account balance under the NatGrid plan, adjusted for earnings.

Forfeitures

Any nonvested contributions in a Participant’s Account are forfeited upon the Participant’s date of termination from ServCo, and shall be used to pay Plan expenses or reduce subsequent employer contributions. If such former Participant is rehired and remains employed by ServCo or another PSEG subsidiary at the end of the fifth Plan Year after the Plan Year in which such severance occurred, then such nonvested portion of the Participant’s Account will be reinstated by the employer and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to him or her resulting from the severance from employment.

NOTES TO FINANCIAL STATEMENTS

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded and are redeemable daily without restriction. Shares held by the PSEG Share Fund are valued at their closing price reported on the active market on which the security is traded daily.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses of the Plan

Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of ServCo are paid by Employers (Note 6).

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENT OF THE PLAN AND THE LONG ISLAND ELECTRIC UTILITY SERVCO LLC INCENTIVE THRIFT PLAN II (THRIFT PLAN II) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan II for investment and administrative purposes. The Thrift Plan II is a defined contribution retirement plan available to represented employees of ServCo. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2016 and 2015, the Plan’s interests in the assets of the Master Trust were approximately 35%. Assets and investment income of the Master Trust consist of:

	As of December 31,
	2016	2015
	(Thousands)
Investments of Master Trust at Fair Value:
PSEG Share Fund*	$6,150	$4,383
Mutual Funds	281,535	239,987
Total Investments	$287,685	$244,370

		For the Year Ended
		December 31, 2016
		(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds		$19,128
Net Appreciation in Fair Value of PSEG Share Fund*		482
Dividends from PSEG Share Fund*		215
Total Investment Income, Net		$19,825

* Permitted party-in-interest.

NOTES TO FINANCIAL STATEMENTS

The changes in net assets of the Master Trust for the year ended December 31, 2016 are summarized as follows:

(Thousands)
Changes in Net Assets:
Net Appreciation of Investments	$19,610
Dividends from PSEG Share Fund	215
Net Investment Income	19,825

Administrative Expenses	(156)
Net Transfers	23,646
Increase in Net Assets	43,315

Net Assets:
Beginning of Year	244,370
End of Year	$287,685

4.    FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1—measurements utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2—measurements include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other observable inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3—measurements use unobservable inputs for assets or liabilities, based on the best information available and might include an entity’s own data and assumptions.

In some valuations, the inputs may fall into different levels of the hierarchy. In these cases, the financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2016 and December 31, 2015, including the fair value measurements and the levels of inputs used in determining those fair values.

	Recurring Fair Value Measurements as of December 31, 2016
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
PSEG Share Fund	$6,150	$6,150	$—	$—
Mutual Funds	281,535	281,535	—	—
Total Investment in Master Trust	$287,685	$287,685	$—	$—

	Recurring Fair Value Measurements as of December 31, 2015
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
PSEG Share Fund	$4,383	$4,383	$—	$—
Mutual Funds	239,987	239,987	—	—
Total Investment in Master Trust	$244,370	$244,370	$—	$—

5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed ServCo by a letter dated April 14, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter to adopt IRS required amendments in connection with issuing the determination letter, the Plan Administrator and the Plan’s Benefits Counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

The Plan Administrator is currently performing an internal audit of the Plan. The Plan Administrator will correct the errors that are discovered during the audit in accordance with the IRS correction program. If appropriate under the IRS correction program, the Plan Administrator will file a VCP submission with the IRS.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTES TO FINANCIAL STATEMENTS

6.    RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the PSEG Share Fund. Since PSEG is the parent of ServCo, the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of ServCo (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2016 and 2015, the Master Trust held approximately 140,156 and 113,275 shares, respectively, of PSEG Common Stock in the PSEG Share Fund, with a market value per share of $43.88 and $38.69, respectively.

For the year ended December 31, 2016, the Master Trust recorded dividend income of approximately $214,901 from PSEG Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, ServCo has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I
PLAN No. 002, EIN No. 45-4652143

SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
DECEMBER 31, 2016

Identity of Issue, Borrower or Similar Party	Description of Investment	Cost	Current Value

Various Participants *	241 Participant Loans (maturing 2017 to 2045 at interest rates of 3.25% to 9.25%), secured by participant accounts	$—	$2,658,078

* Permitted party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Long Island Electric Utility ServCo LLC
Incentive Thrift Plan I
(Name of Plan)

By:   /s/ Margaret M. Pego
Margaret M. Pego
Chairperson of Employee
Benefits Committee

Date: June 29, 2017

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm